                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

         [X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

         For the fiscal year ended December 31, 2000
                                  -------------------
                                       Or

         [ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (no fee required)

         For the transition period from                  to
                                        ----------------    --------------------

         Commission file number     333-65049
                                 ---------------
         A. Full title of the plan and the address of the plan, if different from that of the issuer named below Grey Wolf Drilling Company 401(k) Plan
                                    ----------------------------------------

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office Grey Wolf, Inc.
                                              ---------------------------------
                                               10370 Richmond Ave., Suite 600
                                              ---------------------------------
                                               Houston, Texas 77042-4136
                                              ---------------------------------

                              REQUIRED INFORMATION

The Grey Wolf Drilling Company 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules prepared in accordance with financial reporting requirements of ERISA are filed herewith.

                     Grey Wolf Drilling Company 401(k) Plan

                 Financial Statements and Supplemental Schedule

                      For the year ended December 31, 2000



                                    CONTENTS

                                                                       Page
                                                                       ----
Independent Auditors' Report..........................................   1

Financial Statements:

         Statements of Net Assets Available for Plan Benefits as of
           December 31, 2000 and 1999 ................................   2

         Statement of Changes in Net Assets Available for Plan
           Benefits for the year ended December 31, 2000..............   3

         Notes to Financial Statements ...............................   4

Supplemental Schedule:

         Schedule H, Line 4i - Schedule of Assets (Held at
           End of Year) ..............................................   9

         Exhibit 23.1 - Consent of KPMG LLP ..........................  10

         Signatures ..................................................  11

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Grey Wolf Drilling Company 401(k) Plan:


We have audited the accompanying statements of net assets available for plan benefits of Grey Wolf Drilling Company 401(k) Plan (the Plan) as of December 31, 2000 and 1999 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Grey Wolf Drilling Company 401(k) Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The Schedule H, Line 4i--Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This
schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                 KPMG LLP

Houston, Texas
June 25, 2001

                     GREY WOLF DRILLING COMPANY 401(k) PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2000 and 1999

                                                        2000            1999
                                                     -----------     ----------
Assets:
    Investments at fair value:
       Scudder Stable Value Fund                     $ 9,539,351      8,626,788
       Scudder Income Fund                               395,723        294,094
       Scudder Balanced Fund                             788,263        780,511
       Scudder Growth and Income Fund                  1,883,971      1,952,632
       Scudder Value Fund                                786,926        597,857
       Scudder Small Company Value Fund                  437,783        332,698
       Scudder International Fund                        499,780        525,656
       Grey Wolf Stock Fund                            2,143,971      1,078,992
       Loans receivable                                  907,664        749,040
                                                     -----------     ----------
             Total investments                        17,383,432     14,938,268
                                                     -----------     ----------

    Contributions receivable:
       Participant                                       142,565        147,320
       Employer                                           83,699         88,783
                                                     -----------     ----------
                                                         226,264        236,103
                                                     -----------     ----------
             Total assets                             17,609,696     15,174,371

Liabilities - refunds of excess contributions             21,408        257,342
                                                     -----------     ----------
             Net assets available for plan
               benefits                              $17,588,288     14,917,029
                                                     ===========    ===========

                See accompanying notes to financial statements.

                     GREY WOLF DRILLING COMPANY 401(k) PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                      For the year ended December 31, 2000


Additions:
    Contributions:
       Participant                                                $ 1,702,815
       Employer                                                     1,022,383
       Rollovers                                                       29,478
                                                                  -----------
             Total contributions                                    2,754,676

    Investment income:
       Net appreciation in fair value of investments                  710,046
       Interest                                                        53,782
       Dividends                                                      900,802
                                                                  -----------
             Total additions                                        4,419,306

Deductions:
    Benefits paid to participants                                   1,738,185
    Plan expenses                                                       9,862
                                                                  -----------
             Total deductions                                       1,748,047
                                                                  -----------
Net increase in net assets available for plan benefits              2,671,259

Net assets available for plan benefits:
    Beginning of year                                              14,917,029
                                                                  -----------
    End of year                                                   $17,588,288
                                                                  ===========

                See accompanying notes to financial statements.

                     GREY WOLF DRILLING COMPANY 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(1)    THE PLAN

       The following brief description of the Grey Wolf Drilling Company 401(k) Plan (The Plan) is provided for general informational purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

       GENERAL

       The Plan is a defined contribution plan covering all employees of Grey Wolf, Inc. (the Company or the Sponsor) who have one year of service and are age 18 or older. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

       CONTRIBUTIONS

       The Plan provides for participant pretax contributions of up to 15% of covered compensation, subject to the Internal Revenue Service (IRS) limitations. The Company matches 100% of each participant's contribution, up to the first 3% of covered compensation, plus 50% of the next 3% of covered compensation.

       PARTICIPANT ACCOUNTS

       Under the Plan, each participant's account is credited with the participant's contribution, the Company's matching contribution and an allocation of investment income. Investment income allocations are based on the participant's weighted average account balance during the period.

       LOANS RECEIVABLE

       Participants are allowed to borrow up to the lesser of $50,000 reduced by the amount by which the highest outstanding balance of all loans to the participant during the one-year period ending on the day before the date on which the loan is made, exceeds the outstanding balance of all loans to the participant on the date on which the loan is made; or 50% of the participant's vested account balance, $50,000 being the maximum amount of loan. Loans are granted for any reason.

       INVESTMENT OPTIONS

       The Plan offers the following seven Scudder investment funds in which participants may invest:

           o STABLE VALUE FUND - Consists of guaranteed investment contracts, money market securities and treasury bills.

           o INCOME FUND - Consists of intermediate and long-term, high-grade corporate bonds.

           o BALANCED FUND - Consists of seasoned stocks and investment-grade bonds.

           o GROWTH AND INCOME FUND - Consists of primarily common stocks and convertible securities of established companies.

                                        4                            (Continued)

                     GREY WOLF DRILLING COMPANY 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


           o VALUE FUND - Consists of under valued common stocks of medium to large U.S. companies.

           o SMALL COMPANY VALUE FUND - Consists of under valued common stocks of small U.S. companies.

           o    INTERNATIONAL FUND - Consists of primarily foreign stocks.

       In addition, participants may invest in the Grey Wolf Stock Fund. This fund consists of shares of Grey Wolf, Inc. common stock.

       VESTING

       Participants become immediately vested in their contributions and the related earnings. Vesting in the employer's matching contributions for terminated employees is 0% for less than one year of service, graduating to 100% for five or more years of service. Upon death or permanent total disability, the participant or beneficiary becomes 100% vested in the employer's contribution. In the event of termination, nonvested portions of the employer's contributions are forfeited by participants and are utilized to reduce future employer matching contributions.

       PAYMENT OF BENEFITS

       Upon termination of service, a participant with a vested account balance not exceeding $5,000 shall receive a lump-sum amount equal to the amount of the vested benefits in his or her account. If a participant's account balance exceeds $5,000, the participant may elect distribution under the following forms:

           o    FOR ACCOUNT BALANCES (INCLUDING EARNINGS) ON AND AFTER
                OCTOBER 1, 1997 - Vested account balances shall be distributed in the form of a single lump sum cash payment, or the participant may also choose to receive any Grey Wolf, Inc. stock.

           o FOR ACCOUNT BALANCES (INCLUDING EARNINGS) AS OF SEPTEMBER 30, 1997, FOR FORMER PARTICIPANTS OF THE OLD GREY WOLF PLAN AND THE DI INDUSTRIES, INC. SALARY DEFERRAL PLAN (THE DI PLAN) - The participant can elect distribution under one of the following methods: (a) joint and survivor annuity if the participant is married, (b) lump sum in cash, or in shares of Grey Wolf, Inc. stock, (c) installment payments and (d) life annuity payments.

                                        5                            (Continued)

                     GREY WOLF DRILLING COMPANY 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(2)    SIGNIFICANT ACCOUNTING POLICIES

       ACCOUNTING BASIS

       The financial statements are presented on the accrual basis of accounting.

       NEW ACCOUNTING PRONOUNCEMENT

       In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

       SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has not yet determined the impact of SFAS No. 133 on the Plan's financial statements.

       USE OF ESTIMATES

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       INVESTMENTS

       Investments are stated at fair value as determined by the custodian. Mutual fund asset values are determined by the custodian based on quoted market prices in an active market. Any unrealized appreciation or depreciation is recognized as a gain or loss to the statement of changes in net assets. Loans receivable are valued at cost which approximates fair value.

       ADMINISTRATIVE EXPENSES

       All administrative expenses of the Plan are paid by the Company.

       BENEFITS PAYABLE

       Benefits payments are recorded when paid.

                                        6                            (Continued)

                     GREY WOLF DRILLING COMPANY 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(3)    INVESTMENTS

       In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999 with earlier application encouraged. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participate-directed fund investment programs is not presented in the Plan's financial statements.

       The following table represents fair value of individual investments which exceed 5% of the Plan's net assets:

                                                     2000           1999
                                                  ----------      ---------
           Mutual funds:
             Scudder Stable Value Fund            $9,539,351      8,626,788
             Scudder Balanced Fund                   788,263        780,511
             Scudder Growth and Income Fund        1,883,971      1,952,632

           Common stock:
             Grey Wolf Stock Fund                  2,143,971      1,078,992

           Loans receivable                          907,664        749,040

       During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $710,046 as follows:

                    Mutual funds                          $ (345,826)
                    Common stock                           1,055,872
                                                          ----------
                                                          $  710,046
                                                          ==========

                                        7                            (Continued)

                     GREY WOLF DRILLING COMPANY 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(4)    PLAN TERMINATION

       The Plan has been established to continue indefinitely; however, the Company has the right to terminate the Plan, in whole or in part, subject to provisions of ERISA. In the event of termination, all amounts credited to the accounts of the participants become fully vested and shall be distributed upon satisfaction of all obligations of the Plan.

(5)    TAX STATUS

       The Internal Revenue Service has determined and informed the Company by a letter dated August 11, 1997, that the Plan is designated in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6)    FORFEITURES

       Upon termination of a participant, the nonvested portion of a participant's employer contributions account is forfeited. The Company reserves the right to use the forfeited balance to reduce future contributions by the employer.

(7)    RELATED PARTY TRANSACTIONS

       Certain of the Plan investments are managed by Scudder Trust Company (Scudder). Scudder is the trustee as defined by the amended Plan and, therefore, these transactions qualify as party-in-interest.

(8)    SUBSEQUENT EVENT

       Effective January 1, 2001, the Plan changed its trustee from Scudder Trust Company to PaineWebber Trust Company.

                     GREY WOLF DRILLING COMPANY 401(k) PLAN

          Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

                             As of December 31, 2000

IDENTITY OF ISSUE,       DESCRIPTION OF INVESTMENTS INCLUDING
 BORROWER, LESSOR          MATURITY DATE, RATE OF INTEREST,            MARKET
 OR SIMILAR PARTY        COLLATERAL AND PAR OR MATURITY VALUE          VALUE
------------------       ------------------------------------          ------
 * Scudder           9,539,351 shares of Stable Value Fund          $ 9,539,351
 * Scudder           31,557 shares of Income Fund                       395,723
 * Scudder           40,949 shares of Balanced Fund                     788,263
 * Scudder           78,011 shares of Growth and Income Fund          1,883,971
 * Scudder           30,884 shares of Value Fund                        786,926
 * Scudder           22,660 shares of Small Company Value Fund          437,783
 * Scudder           9,934 shares of International Fund                 499,780
 * Grey Wolf         364,931 shares of Grey Wolf Stock                2,143,971
 * Participants      Loans receivable bearing interest at 9.5%
                       with maturities ranging from 12 to 120
                       months                                           907,664
                                                                    -----------
                                                                    $17,383,432
                                                                    ===========

* Party-in-interest.

                 See accompanying independent auditors' report.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  GREY WOLF DRILLING COMPANY 401(k) PLAN

         June 29, 2001              /s/ Donald J. Guedry, Jr.
-------------------------------   ----------------------------------------------
                                  Donald J. Guedry, Jr.
                                  Vice President & Treasurer for Grey Wolf, Inc.
                                  And Grey Wolf Drilling Company 401(k) Plan
                                  Administrative Committee Member

                               INDEX TO EXHIBITS

Exhibit
  No.            Description
-------          -----------
 23.1            Consent of KPMG LLP